FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 13 November 2004 – 18 November 2004

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom House, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

Media Releases

Telecom repurchases NZ$150 million of Convertible Notes

MEDIA RELEASE

15 November 2004

Telecom repurchases NZ$150 million of Convertible Notes

Telecom announced that it has reached agreement to repurchase NZ$150 million of NZ$300 million of convertible notes issued to Microsoft Corporation in May 2001. This repurchase has no impact on other existing agreements between Microsoft and Telecom.

Telecom Chief Financial Officer Marko Bogoievski said that the notes repurchased will be immediately cancelled.

“The transaction is another step in our overall liability management plan, and should allow Telecom to extend the average life of its debt liabilities some time in the 2005 calendar year,” said Mr Bogoievski.

The $300 million convertible notes when issued in 2001 came with a seven year maturity enabling Microsoft to convert to ordinary shares.

ENDS

For more information please call:

Phil Love

Senior Corporate Affairs Executive

027 244 8496

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ Linda Marie Cox
Linda Marie Cox
Company Secretary

Dated:	18 November 2004